UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

YY Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98426T106
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No.: 98426T106

1.	Names of Reporting Persons. KEYWISE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,864,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,864,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,864,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person: IA

SCHEDULE 13G

CUSIP No.: 98426T106

1.	Names of Reporting Persons. KEYWISE CAPITAL MANAGEMENT (HK) LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	18,150,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	18,150,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person: IA

SCHEDULE 13G

CUSIP No.: 98426T106

1.	Names of Reporting Persons. FANG ZHENG
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	18,150,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	18,150,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person: IN, HC

Item 1(a).	Name of Issuer:

YY Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Officer:

Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, People's Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Keywise Capital Management Limited (“Keywise Cayman”);

ii) Keywise Capital Management (HK) Limited (“Keywise (HK)”); and

iii) Fang Zheng (“Mr. Zheng”).

This Statement relates to Shares (as defined herein) held for the accounts of Keywise Greater China Master Fund, a Cayman Islands exempted company (“Keywise Greater China Master Fund”); Keywise Penguin Development Master Fund, a Cayman Islands exempted company (“Keywise Penguin Master Fund”); Keywise Phoenix Development Master Fund, a Cayman Islands exempted company (“Keywise Phoenix Master Fund”); and certain managed accounts (“Managed Accounts”).

Keywise Cayman serves as investment manager to each of Keywise Greater China Master Fund, Keywise Penguin Master Fund and Keywise Phoenix Master Fund. Keywise (HK) serves as the investment adviser to Keywise Cayman and to each of Keywise Greater China Master Fund, Keywise Penguin Master Fund, Keywise Phoenix Master Fund, and the Managed Accounts. Mr. Zheng owns and serves as a Director and Chief Investment Officer of Keywise Cayman and Keywise (HK).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Keywise Cayman is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

The address of the principal business office of each of Keywise (HK) and Mr. Zheng is Room 4004-6, COSCO Tower, 183 Queen’s Road Central, Hong Kong.

Item 2(c).	Citizenship:

i) Keywise Cayman is a Cayman Island exempted company with limited liability;

ii) Keywise (HK) is a Hong Kong limited company; and

iii) Mr. Zheng is a citizen of the People’s Republic of China.

Item 2(d).	Title of Class of Securities:

Class A Common Shares, par value $0.00001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

98426T106

Item 3.	This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [X] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser.

Item 4.	Ownership:

Keywise Cayman:

(a) Amount beneficially owned: 2,864,700 Shares

(b) Percent of Class: .6%

(c) Number of shares as to which Keywise Cayman has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,864,700 Shares
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 2,864,700 Shares

Keywise (HK) and Mr. Zheng:
(a) Amount beneficially owned: 18,150,700 Shares

(b) Percent of Class: 3.5%

(c) Number of shares as to which Keywise (HK) and Mr. Zheng have:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 18,150,700 Shares
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 18,150,700 Shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Item 2 hereof. Certain funds and managed accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief,

1.  the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11; and

2.  the foreign regulatory scheme applicable to Keywise Capital Management Limited, an investment adviser, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYWISE CAPITAL MANAGEMENT LIMITED

By:	/s/ Fang Zheng
Name:	Fang Zheng
Title:	Director of Keywise Capital Management Limited

KEYWISE CAPITAL MANAGEMENT (HK) LIMITED

By:	/s/ Fang Zheng
Name:	Fang Zheng
Title:	Director of Keywise Capital Management (HK) Limited

FANG ZHENG

By:	/s/ Fang Zheng

 February 5, 2014